SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated November 15, 2018, titled:  "G. Willi-Food international Reports improvements in major operational parameters in third quarter 2018 compared to third quarter 2017".

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer

Date: November 15, 2018

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS IMPROVEMENTS IN MAJOR
OPERATIONAL PARAMETERS IN THIRD QUARTER 2018 COMPARED TO
THIRD QUARTER 2017

THE COMPANY'S OPERATING PROFIT IN THE FIRST NINE MONTHS OF 2018 INCREASED
BY 107.8% COMPARED TO  ITS OPERATING PROFIT IN THE FIRST NINE MONTHS OF 2017

YAVNE, Israel – November 15, 2018 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and Gold Frost, its wholly-owned subsidiary, a designer, developer and distributor of branded kosher innovative dairy food products.

Third Quarter Fiscal Year 2018 Highlights

•	Sales increased by 3.0% year-over-year to NIS 82.4 million (US$ 22.7 million)
•	Gross profit increased by 22.3% year-over-year to NIS 25.5 million (US$ 7.0 million)
•	Operating profit of NIS 10.5 million (US$ 2.9 million), or 12.7% of sales, compared to operating profit of NIS 8.3 million (US$ 2.3 million), or 10.3% of sales, in the comparable quarter of 2017
•	Net profit increased by 25.6% year-over-year to NIS 10.3 million (US$ 2.8 million), or 12.5% of sales
•	Net cash from operating activities of NIS 6.3 million (US$ 1.7 million)
•	Cash and securities balance of NIS 274.4 million (US$ 75.6 million) as of September 30, 2018
•	Earnings per share of NIS 0.78 (US$ 0.22)

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the third quarter 2018 financial results which show improvements in sales, gross profit, operating profit and net profit over the comparable period last year. Sales increased by 3% versus third quarter of 2017, gross profit increased by 22.3% versus third quarter of 2017, operating profit increased by 26.7% versus third quarter of 2017, and net profit increased by 25.6% versus third quarter of 2017.

This is the fifth consecutive quarter since the Company's control has been changed and new managers have been appointed, in which the Company presents continued improvement over the comarable quarter of the previous year in its business results. We believe that the activities we are taking will continue to generate steady growth and increase profitability over time.

Third Quarter Fiscal 2018 Summary

Sales for the third quarter of 2018 increased by 3.0% to NIS 82.4 million (US$ 22.7 million) from NIS 80.0 million (US$ 22.1 million) recorded in the third quarter of 2017. Sales increased in the third quarter of 2018 primarily due to an increase in advertising and promotion of our products and increasing the Company's range of products.

Gross profit for the third quarter of 2018 increased by 22.3% to NIS 25.5 million (US$ 7.0 million) compared to NIS 20.9 million (US$ 5.8 million) recorded in the third quarter of 2017. Third quarter gross margin increased by 18.7% to 31.0% compared to gross margin of 26.1% for the same period in 2017. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products, which generate a higher gross margin.

Willi-Food’s operating profit for the third quarter of 2018 increased by 26.7% to NIS 10.5 million (US$ 2.9 million) compared to operating profit of NIS 8.3 million (US$ 2.3 million) in the third quarter of 2017.

Selling expenses increased by 20.3% from the comparable quarter of 2017 primarily due to an increase in advertising campaign and promotional expenses. Selling expenses as a percentage of sales were 13.5%, compared to 11.6% in the third quarter of 2017.

General and administrative expenses were NIS 4.0 million (US$ 1.1 million) in the third quarter of 2018, an increase of 19.0% compared to NIS 3.4 million (US$ 0.9 million) in the third quarter of 2017. This increase was primarily due to an increase payroll expenses.

Willi-Food’s income before taxes for the third quarter of 2018 was NIS 13.1 million (US$ 3.6 million) compared to income before taxes of NIS 10.9 million (US$ 3.0 million) in the third quarter of 2017.

Willi-Food's net profit in the third quarter of 2018 was NIS 10.3 million (US$ 2.8 million), or NIS 0.78 (US$ 0.21) per share, compared to NIS 8.2 million (US$ 2.3 million), or NIS 0.62 (US$ 0.17) per share, recorded in the third quarter of 2017.

Willi-Food ended the third quarter of 2018 with NIS 274.4 million (US$ 75.6 million) in cash and securities. Net cash from operating activities for the third quarter of 2018 was NIS 6.3 million (US$ 1.7 million). Willi-Food's shareholders' equity at the end of September 2018 was NIS 439.6 million (US$ 121.2 million).

Nine months Fiscal 2018 Highlights

•	Sales increased by 6.0% year-over-year to NIS 254.2 million (US$ 70.1 million)
•	Gross profit increased by 26.1% year-over-year to NIS 72.5 million (US$ 20.0 million), or 28.5% of sales
•	Operating profit increased by 107.8% year-over-year to NIS 27.6 million (US$ 7.6 million), or 10.9% of sales
•	Net profit increased 70.6% year-over-year to NIS 24.0 million (US$ 6.7 million), or 9.4% of sales.
•	Net cash from operating activities of NIS 17.5 million (US$ 4.8 million)
•	Earning per share of NIS 1.81 (US$ 0.50)

Nine months Fiscal 2018 Summary

Willi-Food’s sales for the nine-month period ending September 30, 2018 increased by 6.0% to NIS 254.2 million (US$ 70.1 million) compared to sales of NIS 239.8 million (US$ 66.1 million) in the nine months of 2017. Sales increased in the nine months of 2018 primarily to due redirection of resources in favor of sales, increasing the Company's range of products and proper inventory management.

Gross profit for the period increased by 26.1% to NIS 72.5 million (US$ 20.0 million) compared to gross profit of NIS 57.5 million (US$ 15.9 million) for the nine months of 2017.Gross margin for the first nine months of 2018 was 28.5% compared to a gross margin of 24.0% for the same period in 2017. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Operating profit for the first nine months of 2018 increased by 107.8% to NIS 27.6 million (US$ 7.6 million) from NIS 13.3 million (US$ 3.7 million) reported in the comparable period of last year primarily due to the increase of gross profit.

Income before taxes for the first nine months of 2018 increased by 73.4% to NIS 30.7 million (US$ 8.5 million) compared to NIS 17.7 million (US$ 4.9 million) recorded in the first nine months of 2017.

Net income for the nine months of 2018 increased by 70.6% to NIS 24.0 million (US$ 6.7 million), or NIS 1.81 (US$ 0.50) per share, from NIS 14.1 million (US$ 3.9 million), or NIS 1.06 (US$ 0.29) per share, recorded in the first nine months of 2017.

Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2018, U.S. $1.00 equals NIS 3.627 The translation was made solely for the convenience of the reader.

IFRS

The Company’s consolidated financial results for the nine-month period ended September 30, 2018 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31	September 30,		December 31
	2018	2017	2017	2018	2017	2017
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	126,185	111,350	113,062	34,790	30,700	31,172
Financial assets carried at fair value through profit or loss	148,174	122,981	143,514	40,853	33,908	39,568
Trade receivables	96,099	95,993	85,943	26,495	26,466	23,695
Other receivables and prepaid expenses	1,270	2,621	5,996	350	723	1,653
Inventories	49,244	41,646	39,899	13,577	11,482	11,001
Current tax assets	2,154	6,308	6,760	595	1,739	1,864
Total current assets	423,126	380,899	395,174	116,660	105,018	108,953

Non-current assets
Property, plant and equipment	78,858	78,315	78,598	21,742	21,592	21,670
Less -Accumulated depreciation	39,296	36,530	37,389	10,834	10,072	10,309
	39,562	41,785	41,209	10,908	11,520	11,361

Goodwill	36	36	36	10	10	10
Deferred taxes	882	1,619	503	243	446	139
Total non-current assets	40,480	43,440	41,748	11,161	11,976	11,510

	463,606	424,339	436,922	127,821	116,994	120,463

EQUITY AND LIABILITIES

Current liabilities
Trade payables	15,252	10,463	12,800	4,205	2,885	3,529
Employees Benefits	2,269	2,117	2,147	625	584	592
Other payables and accrued expenses	5,461	5,789	5,246	1,506	1,595	1,446
Total current liabilities	22,982	18,369	20,193	6,336	5,064	5,567

Non-current liabilities
retirement benefit obligation	1,065	1,212	1,148	294	334	317
Total non-current liabilities	1,065	1,212	1,148	294	334	317

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at September 30, 2018; and December 31, 2017)	1,424	1,424	1,424	393	393	393
Additional paid in capital	128,354	128,354	128,354	35,388	35,388	35,388
Capital fund	247	247	247	68	68	68
Remeasurement of the net liability in respect of defined benefit	(954)	(809)	(954)	(263)	(223)	(263)
Retained earnings	310,488	275,542	286,510	85,605	75,970	78,993
Equity attributable to owners of the Company	439,559	404,758	415,581	121,191	111,596	114,579

	463,606	424,339	436,922	127,821	116,994	120,463

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2018	2017	2018	2017	2018	2017
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	254,221	239,771	82,440	80,041	70,091	66,107
Cost of sales	181,735	182,270	56,908	59,166	50,106	50,254

Gross profit	72,486	57,501	25,532	20,875	19,985	15,853

Operating costs and expenses:

Selling expenses	32,040	32,296	11,145	9,260	8,834	8,904
General and administrative expenses	12,921	12,229	3,989	3,352	3,562	3,372
Other income	69	301	69	-	19	83

Total operating expenses	44,892	44,224	15,065	12,612	12,377	12,193

Operating income	27,594	13,277	10,467	8,263	7,608	3,660

Financial income	1,741	7,853	2,396	2,352	480	2,165
Financial expense	(1,372)	3,423	(261)	(264)	(378)	944

Total financial income	3,113	4,430	2,657	2,616	858	1,221

Income before taxes on income	30,707	17,707	13,124	10,879	8,466	4,881

Taxes on income	6,730	3,653	2,842	2,691	1,856	1,007

Profit for the period	23,977	14,054	10,282	8,188	6,610	3,874

Earnings per share:
Basic earnings per share	1.81	1.06	0.78	0.62	0.50	0.29

Diluted earnings per share	1.81	1.06	0.78	0.62	0.50	0.29

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2018	2017	2018	2017	2018	2017
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	23,977	14,054	10,282	8,188	6,611	3,875
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(6,520)	(19,320)	(3,945)	22,817	(1,798)	(5,327)

Net cash used in (used to) continuing operating activities	17,457	(5,266)	6,337	31,005	4,813	(1,452)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,392)	(2,202)	(815)	(609)	(384)	(607)
Proceeds from sale of property plant and Equipment	415	301	415	-	114	83
Acquisition of marketable securities, net	(7,327)	(13,228)	(10,634)	(9,632)	(2,020)	(3,647)
Proceeds of non current financial assets	3,970	2,168	-	1,398	1,095	598
Net cash from continuing investing activities	(4,334)	(12,961)	(11,034)	(8,843)	(1,195)	(3,573)

Increase (decrease) in cash and cash equivalents	13,123	(18,227)	(4,697)	22,162	3,618	(5,025)

Cash and cash equivalents at the beginning of the financial period	113,062	129,577	130,882	89,188	31,172	35,726

Cash and cash equivalents of the end of the financial year	126,185	111,350	126,185	111,350	34,790	30,700

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2018	2017	2018	2017	2018	2017
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	(379)	735	426	1,509	(104)	203
Unrealized gain on marketable securities	2,670	(4,832)	2,421	(2,804)	736	(1,332)
Depreciation and amortization	2,691	2,658	857	868	742	731
Capital gain on disposal of property plant and equipment	(69)	(301)	(69)	-	(19)	(83)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(4,794)	(16,624)	(1,153)	(2,124)	(2,266)	(4,583)
Decrease (increase) in inventories	(9,345)	231	(4,550)	29,281	(2,577)	64
Increase (decrease) in trade and other payables, and other current liabilities	2,706	(1,187)	(1,877)	(3,913)	1,690	(327)

	(6,520)	(19,320)	(3,945)	22,817	(1,798)	(5,327)

B.          Significant non-cash transactions:

	Nine months		Three months		Nine months
	ended		ended		ended
	September 30,		September 30,		September 30,
	2018	2017	2018	2017	2018	2017
	NIS				US dollars (*)
	(in thousands)

Supplemental cash flow information:
Income tax paid	5,761	4,377	1,812	658	1,588	1,207

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
(+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.